Filed by Pivotal Investment Corporation II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pivotal Investment Corporation II (File No. 001-38971)

Commission File No. for the Related Registration Statement: 333-249248

An Important Message to PIC Stockholders December 15, 2020 Dear PIC Stockholder: On September 18, 2020, Pivotal Investment Corporation II (“PIC”) entered into a definitive merger agreement with XL Fleet (the “Merger”). Upon closing, the combined company will be named XL Fleet Corp. and its common stock and warrants will remain listed on the New York Stock Exchange under the new ticker symbols, “XL” and “XL WS”, respectively. PIC has called an Annual Meeting of its stockholders to approve the Merger and related transactions. YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN AS OF TODAY, WE HAVE NOT RECEIVED YOUR VOTE! Annual Meeting Date: December 21, 2020. ◾ Your Vote is Important: We urge you to submit your vote once you have reviewed the definitive proxy statement/prospectus in connection with the Annual Meeting, which has been mailed to you and is available on the U.S. Securities & Exchange Commission’s website: www.sec.gov. Failure to vote your shares of PIC will have the same effect as a vote against this transaction, which may harm the value of your investment Vote Today: In order to finalize the vote by the date of the Annual Meeting, please vote right away. The Board of Directors of PIC unanimously recommends that you vote “FOR” ALL PROPOSALS. There are three easy ways to vote your shares of PIC today! Please sign, date, mark and return the voting instruction form in the postage-paid envelope provided as soon as possible, which must be received by December 21, 2020. If you need additional assistance, please contact our proxy solicitor: D.F. King & Co, Inc. Call Toll-Free: (800) 249-7120

Email: XLFleet@dfking.com The Board of Directors of PIC unanimously recommends that you vote “FOR” ALL PROPOSALS Your Vote is Important! Vote “FOR” PIC to consummate a transaction with XL Fleet that will expand its position as a leader in the growing commercial vehicle electrification market. Vote “FOR” to protect the value of your investment! Please call the toll-free number listed on your voting instruction form and follow the instructions provided. Please call the toll-free number listed on your voting instruction form and follow the instructions provided.Please access the website listed on your voting instruction form and follow the instructions provided. Please access the website listed on your voting instruction form and follow the instructions provided. Please sign, date, mark and return the voting instruction form in the postage-paid envelope provided as soon as possible, which must be received by December 21, 2020. Vote “FOR” this transaction today. AS OF TODAY, WE HAVE NOT RECEIVED YOUR VOTE! If you need additional assistance, please contact our proxy solicitor: D.F. King & Co, Inc. Call Toll-Free: (800) 249-7120 Email: XLFleet@dfking.com

Important Information and Where to Find It In connection with the proposed merger, Pivotal has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a definitive proxy statement that was distributed to Pivotal’s stockholders in connection with Pivotal’s solicitation of proxies for the vote by Pivotal’s stockholders with respect to the merger and certain of the transactions contemplated by the merger agreement, as well as other matters that are described in the registration statement, and a final prospectus relating to the offer and sale of the securities of Pivotal common stock to be issued in the merger. INVESTORS AND SECURITY HOLDERS OF PIVOTAL AND XL FLEET ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about Pivotal and XL Fleet through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Pivotal can be obtained free of charge on Pivotal’s website at www.pivotalic.com or by directing a written request to Pivotal Investment Corporation II, c/o Graubard Miller, 405 Lexington Avenue, 11th floor, New York, New York 10174. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release. Participants in the Solicitation Pivotal, XL Fleet and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Pivotal in favor of the approval of the business combination and related matters. Stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of Pivotal’s executive officers and directors in the solicitation by reading Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the definitive proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Pivotal’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, are set forth in the definitive proxy statement/prospectus relating to the business combination. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. Forward Looking Statements The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release regarding XL Fleet’s new product offerings, the proposed business combination, including Pivotal’s ability to consummate the transaction, the anticipated timing of the closing of the business combination and benefits of the transaction, and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management, are forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. These statements may be preceded by, followed by or include the words “anticipates,” “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Pivotal’s Annual Report on Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A and in Pivotal’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2020 and September 30, 2020 and in the definitive proxy statement/prospectus. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Pivotal and XL Fleet believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Pivotal nor XL Fleet is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Pivotal has filed or will file from time to time with the SEC. In addition to factors previously disclosed in Pivotal’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the parties’ ability to meet the closing conditions to the merger, including approval by stockholders of Pivotal and XL Fleet on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger or the PIPE Offering; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks associated with XL Fleet’s business, including the highly competitive nature of XL Fleet’s business and the market for hybrid electric vehicles; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in the components necessary to support XL Fleet’s products and services; the introduction of new technologies; privacy and data protection laws, privacy or data breaches, or the loss of data; and the impact of the COVID-19 pandemic on XL Fleet’s business, results of operations, financial condition, regulatory compliance and customer experience.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pivotal’s and XL Fleet’s control. While all projections are necessarily speculative, Pivotal and XL Fleet believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Pivotal and XL Fleet, or their respective representatives and advisors, considered or consider the projections to be a reliable prediction of future events. This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Pivotal and is not intended to form the basis of an investment decision in Pivotal. All subsequent written and oral forward-looking statements concerning Pivotal and XL Fleet, the proposed transactions or other matters and attributable to Pivotal and XL Fleet or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.